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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Rockvoy 651-665-4322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Members
CRI Securities, LLC:

We have audited the accompanying statement of financial condition CRI Securities, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRI Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
March 8, 2016

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2015
(in thousands)

Assets

Cash and cash equivalents	$	1,829
Commissions receivable		597
Accounts receivable		10
Deposit with clearing organization		100
Total assets	$	2,536

Liabilities and Members' Equity

Liabilities:		
Commissions payable	$	491
Accounts payable		499
Due to affiliates		115
Total liabilities		1,105
Members' equity:		
Members' cumulative contributions		8,520
Cumulative losses		(7,089)
Total members' equity		1,431
Total liabilities and members' equity	$	2,536

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2015
(in thousands)

Revenues		
Commissions and fee income:		
Investment advisory and financial planning fees	$	10,759
Mutual fund and other products		15,498
Other income		775
		27,032
Expenses		
Commissions		16,547
Fees paid to outside owner and related affiliate		7,251
Management and administrative expenses paid to affiliated entities		2,574
General and administrative expenses		1,130
		27,502
Net loss	$	(470)

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2015
(in thousands)

	Enterprise Holding Corporation	Outside Owner	Total
Balances at December 31, 2014	$ 1,901	$ 0	$ 1,901
Net loss	(470)	0	(470)
Balances at December 31, 2015	$ 1,431	$ 0	$ 1,431

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Cash Flows

For the year ended December 31, 2015
(in thousands)

Cash flows used in operating activities

Net loss	$	(470)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable		(32)
Decrease in accounts receivable		4
Decrease in prepaid asset		12
Increase in commissions payable		8
Increase in accounts payable		94
Decrease in due to affiliates		(140)
Net cash used in operating activities		(524)
Cash and cash equivalents at beginning of year		2,353
Cash and cash equivalents at the end of year	$	1,829

See accompanying notes to the financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Enterprise Holding Corporation (Enterprise), and a certain outside owner, both of which are 50% owners. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life). The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life. The Company does not carry or hold securities for customer accounts.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent solely on Enterprise to fund any operating losses.

(2) Summary of Significant Accounting Policies

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is earned and recognized on the trade date. As commission income is recognized, the related commission expense due to sales agents is also recognized. Commission income based on assets under management is recorded as revenue when received along with the related commission expense due to the agents on such sales.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market mutual funds with original maturity dates of less than three months to be cash equivalents and they are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2015, the Company had no allowance for doubtful receivables. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company did not hold any positions at December 31, 2015.

Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lacks sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2015, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Off-Balance-Sheet Risk:

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

(Continued)

(3) Risks (Continued)

Off-Balance-Sheet Risk (Continued):

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses in such accounts for the year ended December 31, 2015.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company mitigates this risk by employing compliance and operating practices that identify and minimize an adverse impact of this risk. The Company additionally attempts to minimize the adverse impact of this risk through a varied offering of products and services.

Information Systems Risk:

Information systems risk includes the risk that the Company's information technology, telecommunications, or other technological systems fail to function properly, become disabled, or are breached as a result of events or circumstances wholly or partially beyond the Company's control. The Company utilizes a variety of security measures and incident response procedures in its efforts to minimize the adverse impact of the risk.

(Continued)

(in thousands)

(4) New Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good or service. The guidance also requires additional disclosures. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company is currently evaluating the impact of this new guidance on its financial statements.

(5) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc. (SFS), an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFS incur on behalf of the Company. For the year ended December 31, 2015, the Company was charged expenses totaling $2,574 of which $115 is included in due to affiliates at December 31, 2015.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2015, these fees totaled $646, of which $29 was included in accounts payable at December 31, 2015.

A company affiliated with the outside owner receives management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses and are based on amounts billed to the Company. For the year ended December 31, 2015, these management and administrative fees were $6,605, of which $413 was included in accounts payable at December 31, 2015.

The Company has entered into a Marketing Services Agreement with Minnesota Life, Securian Financial Services, Inc. (SFS), a corporate Minnesota Life general agency affiliated with the outside owner (agency, together with the Company, the service providers) and an outside owner, under which the service providers provide specified marketing services in connection with sales of certain insurance products by SFS and Minnesota Life. Pursuant to this agreement the Company receives certain commissions based on such sales resulting from the provision of such services. For the year ended December 31, 2015, the Company collected commissions from Minnesota Life and SFS of $4,697 and $3,692, respectively, which are included in commissions and fee income: mutual funds and other products on the statement of operations.

(Continued)

(in thousands)

(6) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100.

(7) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its members based on each member's distributive interest in accordance with the current membership agreement.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $1,416, which was $1,343 in excess of its required net capital of $73. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.77 to 1 at December 31, 2015.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Member Contributions

During 2015, the Company did not receive any contributions from Enterprise.

(11) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

(Continued)

(12) Subsequent Events

On February 1, 2016, the Company received $750 as a member contribution from Enterprise. This contribution was made in the form of cash.

The Company evaluated subsequent events through March 8, 2016, the date these financial statements were issued. There were no other material subsequent events that required recognition or further disclosure in the Company's financial statements.

Schedule I

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015

(in thousands)

Members' equity	$	1,431
Deductions - nonallowable assets:		
Accounts receivable		10
Net capital before haircuts on securities		1,421
Haircuts on securities		5
Net capital	$	1,416
Total aggregate indebtedness	$	1,094
Net capital	$	1,416
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $1,094)		73
Net capital in excess of requirement	$	1,343
Ratio of aggregate indebtedness to net capital		0.77 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2014 Part IIA of FOCUS Form X-17A-5 (as amended on March 1, 2016) and the above computations.

See accompanying report of independent registered public accounting firm.

CRI SECURITIES, LLC

Computation for the Determination of the Customer Account Reserve Requirements under SEC Rule 15c3-3
December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

CRI SECURITIES, LLC

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3
December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

CRI SECURITIES, LLC

Financial Statements with Supplementary Information and Report of Independent Registered Public Accounting Firm

December 31, 2015